  EXHIBIT 99.2

VOX PROVIDES DEVELOPMENT

AND EXPLORATION UPDATES

TORONTO, CANADA – October 4, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Zijin Mining Group Co., Ltd. (HKSE:2899) (“Zijin Mining”), Silver Mines Limited (ASX:SVL) (“Silver Mines”), Develop Global Limited (ASX:DVP) (“Develop”), and Kalamazoo Resources Ltd. (ASX:KZR) (“Kalamazoo”).

Riaan Esterhuizen, Executive Vice President – Australia commented: “The past month has seen exciting developments including first production from the Binduli gold expansion, resource updates at Bowdens and Sulphur Springs and guidance on key engineering studies for Sulphur Springs and Ashburton in the coming months. The growing Bowdens mineral resource now exceeds 315 million ounces of silver equivalent, a globally significant silver deposit, which is currently undergoing final development approvals. These specific developments and construction activities at other key Australian gold royalty projects such as Otto Bore and Mt Ida continues to support Vox management confidence in upcoming revenue growth potential.”

Key Updates

•	Construction has been completed and production has commenced at the Binduli North A$283 million heap leach expansion project covered by the Janet Ivy royalty, released by Zijin Mining;
•	A maiden underground silver resource estimate has been released at the Bowdens project and exceptional gold drilling results have been announced by Silver Mines;
•	Sulphur Springs resource estimate upgraded and development catalysts have been announced by Develop, including an updated definitive feasibility study scheduled to be completed in early 2023; and
•	Cornerstone investment secured by Kalamazoo to accelerate gold growth strategy and completion of a scoping study scheduled for Q4 2022 on the Ashburton gold project.

Janet Ivy (Producing – Western Australia) – Binduli North Commissioning & First Production

•	Vox holds a A$0.50/tonne production royalty over the Janet Ivy gold mine in Western Australia;
•	On August 14, 2022, Zijin Mining Group announced:
	o	The low-grade heap leaching project of the Binduli North Gold Mine of Norton in Australia conducted loaded commissioning during the quarter;
	o	The Binduli North project completed construction and commenced production on June 28, 2022; and
	o	Zijin’s total capital expenditure forecast for the combined Binduli Gold Mine (North & South) is A$462 million, of which approximately A$283 million has been invested at Binduli North to date.
	o	After completion of all the construction work at Binduli North and South, the designated total production capacity will be approximately 7 tonnes of gold (~225,000 ounces) in peak years.
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Vox Management Summary: Since Vox acquired the Janet Ivy gold royalty for A$6M in March-2021, the project operator has invested approximately A$283 million to expand the Binduli mine into Australia’s largest gold heap leach operation. This Binduli expansion is expected to unlock annual royalty revenues of up to A$2.5M over an estimated 10-year mine life.

Bowdens (Development – New South Wales, Australia) – Maiden Underground Silver Resource & Gold Drilling Results

•	Vox holds a 0.85% gross revenue royalty on the Bowdens silver-lead-zinc project and a 1% gross revenue royalty over surrounding regional exploration tenure;
•	On September 5, 2022, Silver Mines announced:
	o	Maiden Mineral Resource estimate declared for Bowdens Silver Underground (at a 150g/t AgEq cut-off)[1]:
		■	Measured: 1.55Mt @ 139g/t Ag, 0.8% Zn, 0.7% Pb and 0.1g/t Au or 212g/t silver equivalent (AgEq);
		■	Indicated: 2.01Mt @ 55g/t Ag, 2.0% Zn, 1.1% Pb and 0.3g/t Au or 217g/t AgEq;
		■	Inferred: 2.81Mt @ 26g/t Ag, 2.3% Zn, 1.0% Pb and 0.4g/t Au or 202g/t AgEq;

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The estimate lies directly underneath the Open Cut Mineral Resource, itself standing at 275 million ounces silver equivalent (including 97 million ounces silver equivalent Ore Reserve) currently undergoing final development approvals[2]; and

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Silver Mines Managing Director, Anthony McClure stated, “Since the discovery of the three zones directly under the planned open pit, the drill-out has been hugely successful. The potential for a contiguous underground operation, in addition to the planned open pit operation, has firmed significantly as we further prove this large mineral system. We will now move to the completion of the underground mining scoping study.”

•	On September 12, 2022, Silver Mines announced the following significant gold intercepts:
	o	Most significant gold intercept returned to date from Bowdens (BD22029)[2]:
		■	131m @ 0.49 g/t Au, 16 g/t Ag and 0.25% Zn (0.92 g/t gold equivalent) from 65m;
		■	32.6m @ 1.37 g/t Au, 31 g/t Ag and 0.38% Zn (2.09 g/t gold equivalent) from 92.4m;
	o	Gold intercept within new Southern Gold Zone located at the southern extent of the planned open pit; and
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Silver Mines Managing Director, Anthony McClure stated, “Although Mineral Resources at Bowdens now totals over 315 million ounces of silver equivalent, both the open pit and underground resource areas remain open. In addition, it is very encouraging to now see a higher tenor of gold in the system as we move south and east.”

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Vox Management Summary: This upgraded resource estimate at Bowdens now exceeds 315 million ounces of silver equivalent making the project a globally significant silver deposit. Recent gold discoveries at Bowdens present considerable economic upside that is covered by our two royalties. Vox management eagerly awaits the completion of the underground scoping study and final development approvals at Bowdens.

Sulphur Springs (Feasibility – Western Australia) – Resource Upgrade & Feasibility Timing Update

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Vox holds a A$2.00/tonne production royalty (capped at A$3.7M) on the Sulphur Springs copper-zinc deposit and an uncapped A$0.80/tonne production royalty on the Kangaroo Caves deposit, which is part of the combined Sulphur Springs project in Western Australia;

•	On September 6, 2022, Develop announced the following key project updates:
	o	Updated Mineral Resource Estimate completed for Sulphur Springs Deposit[3]:
■ 13.8Mt @ 5.7% Zn, 1.1% Cu, 0.3% Pb, 22.5 g/t Ag & 0.2 g/t Au (9.3% ZnEq);
■ Contained metal increased to 786Kt Zn, 153Kt Cu & 10.4Moz Ag (~1.3Mt ZnEq1)
	o	An updated Definitive Feasibility Study is underway, scheduled for completion in early 2023;
	o	A follow-up infill and resource drilling program is underway;
	o	The underground mine and open pit are being redesigned based on the updated resource model ahead of an updated ore reserve expected early 2023;
	o	Metallurgical test work is almost completed and project costings are being updated by early 2023; and
	o	The objective is to have the Sulphur Springs project ‘shovel ready’ by the middle of 2023, with a view to advancing financing options in the second half of 2023.
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Vox Management Summary: The high-grade Sulphur Springs copper-zinc project has been fundamentally rescoped by Develop’s new management team led by Northern Star Resources Ltd. founder Bill Beament. The combination of this larger resource and impending feasibility study update gives Vox management confidence that there is strong potential for a construction decision in late 2023.

Ashburton (Exploration – Western Australia) – Cornerstone Investment & Development Study Update

•	Vox holds a 1.75% gross revenue royalty (>250koz cumulative production) on the Ashburton gold project in Western Australia;
•	On August 29, 2022, Kalamazoo announced:
	o	A$3.0 million cornerstone investment by New York-based growth capital asset management firm Lind Partners to accelerate Kalamazoo’s gold & lithium growth strategies;
	o	Completion of the Ashburton development Scoping Study is scheduled for Q4 2022 (previously expected Q3 2022), which Vox management expects will target an annual production rate of approximately 100,000oz;
	o	Plans continue to progress Phase 3 exploration and drilling at Ashburton; and
	o	Kalamazoo has a stated goal at Ashburton to “focus on near-mine and regional exploration to push past 2Moz”.
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Vox Management Summary: Despite challenging equity market conditions, Kalamazoo has successfully secured strategic financing to progress Ashburton resource expansion drilling towards a 2Moz target and near-term development studies. The release of the scoping study in Q4 2022 will be a key milestone to determine the potential development pathway for Ashburton.

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Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
EVP - Australia	Chief Executive Officer
riaan@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive regulatory approvals.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	The information in this announcement relating to maiden mineral resources at the Bowdens Silver Project is based on work complied by Mr Arnold van der Heyden who is a Director of H & S Consultants Pty Ltd. Mr van der Heyden is a member and Chartered Professional (Geology) of the Australian Institute of Mining and Metallurgy and is stated to have sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration, and to the activity being undertaken, to qualify as a Competent Person as defined in the 2012 edition if the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC code).
(2)	The information in this announcement relating to gold intercepts and mineral exploration at the Bowdens Silver Project is based on information compiled by the Bowdens Silver team and reviewed by Dr Darren Holden who is stated to be an advisor to the company. Dr Holden is a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM) and is stated to have sufficient experience this is relevant to the style of mineralisation and type of deposit under consideration, and to the activity being undertaken, to qualify as a Competent Person as defined in the 2012 edition of the ‘Australsian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC code).
(3)	The information contained in this announcement relating to the Sulphur Springs Resources is based on information compiled or reviewed by Ms Jillian Irvin of Entech Pty Ltd who is a Member of the Australian Institute of Geoscientists. Ms Irvin is stated to have sufficient experience relevant to the style of mineralisation, type of deposit under consideration and to the activity being undertaking to qualify as Competent Persons as defined in the 2012 – Refer Edition of the “Australasian Code for Reporting of Mineral Resources”.

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